Scottish and Southern Energy plc

82-3099

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

02049992

3 September 2002

SUPPL

Dear Sirs

I enclose copies of the announcements, which have been filed with the London Stock Exchange from 1 April 2002 to 31 August 2002.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

I also enclose a copy of our Annual Report and Accounts.

Yours sincerely

Alex Cairncross

Alex Cairncross
Company Secretarial Assistant

dlw 9/17

5819A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Colin Hood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Hood

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.0000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.64

13. Date of transaction

30 August 2002

14. Date company informed

30 August 2002

15. Total holding following this notification

13,021

16. Total percentage holding of issued class following this notification

0.0015%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly, Company Secretary

Date of Notification

30 August 2002

5822A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Marchant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Marchant

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.0000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.64

13. Date of transaction

30 August 2002

14. Date company informed

30 August 2002

15. Total holding following this notification

35,219

16. Total percentage holding of issued class following this notification

0.0041%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly, Company Secretary

Date of Notification

30 August 2002

S82SA

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.0000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.64

13. Date of transaction

30 August 2002

14. Date company informed

30 August 2002

15. Total holding following this notification

51,277

16. Total percentage holding of issued class following this notification

0.0060%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly, Company Secretary

Date of Notification

30 August 2002

5827A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Alistair Phillips-Davies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alistair Phillips-Davies

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.0000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.64

13. Date of transaction

30 August 2002

14. Date company informed

30 August 2002

15. Total holding following this notification

4,117

16. Total percentage holding of issued class following this notification

0.0005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

All executive directors

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-employee Sharesave Scheme

7. Number of shares / amount of stock acquired

4,102

8. Percentage of issued class

0.0005%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.70

13. Date of transaction

9 August 2002

14. Date company informed

9 August 2002

15. Total holding following this notification

1,912,910

16. Total percentage holding of issued class following this notification

0.2225%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

9 August 2002

818102

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Sir Graeme Odgers

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Graeme Odgers

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares.

7. Number of shares / amount of stock acquired

900

8. Percentage of issued class

0.0001%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.385

13. Date of transaction

2 August 2002

14. Date company informed

8 August 2002

15. Total holding following this notification

15,900

16. Total percentage holding of issued class following this notification

0.0018%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Ailsa Stroud, Assistant Company Secretary 01738 455152

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

8 August 2002

7/8/02

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Colin Hood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Hood

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.0000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.60

13. Date of transaction

31 July 2002

14. Date company informed

31 July 2002

15. Total holding following this notification

12,997

16. Total percentage holding of issued class following this notification

0.0015%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

7 August 2002

7/8/02

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Marchant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Marchant

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.0000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.60

13. Date of transaction

31 July 2002

14. Date company informed

31 July 2002

15. Total holding following this notification

35,195

16. Total percentage holding of issued class following this notification

0.0041%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

7 August 2002

11 8 02

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.0000028%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.60

13. Date of transaction

31 July 2002

14. Date company informed

31 July 2002

15. Total holding following this notification

51,253

16. Total percentage holding of issued class following this notification

0.0060%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

7 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Alistair Phillips-Davies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alistair Phillips-Davies

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

23

8. Percentage of issued class

0.0000027%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.60

13. Date of transaction

31 July 2002

14. Date company informed

31 July 2002

15. Total holding following this notification

4,093

16. Total percentage holding of issued class following this notification

0.0005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

7 August 2002

29/7/02

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

All executive directors

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-employee Sharesave Scheme

7. Number of shares / amount of stock acquired

676

8. Percentage of issued class

0.0001%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.18

13. Date of transaction

26 July 2002

14. Date company informed

26 July 2002

15. Total holding following this notification

1,914,854

16. Total percentage holding of issued class following this notification

0.2226%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

26 July 2002

The Company announces the purchase of 212,340 ordinary shares of 50p each in the Company at a price of 650p per share on 11 July 2002 by Bedell and Cristin Trust Company Limited as Trustee of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust").

Performance-related awards under the Company's Deferred Bonus Plan were granted on 11 July 2002 to senior staff including Executive Directors and will (subject to the rules of the Plan) be satisfied after 3 years using shares held by the Trust.

The share awards to the Executive Directors were as follows:

Jim Forbes – 47,196
Ian Marchant – 24,162
David Sigsworth – 17,719
Colin Hood – 16,108
Alistair Phillips-Davies – 9,866

Rewards obtained by participants in the Plan are dependant on performance by individuals and by the Company, which is measured in financial terms and by other criteria including the Company's performance relative to a group of comparator companies in key variables.

Each Executive Director will only receive from the Trust that number of shares to which they are entitled under their award. For Companies Act purposes, however, the Executive Directors are technically regarded as having an interest in all those shares held by the Trust.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

All executive directors

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-employee Sharesave Scheme

7. Number of shares / amount of stock acquired

1,632

8. Percentage of issued class

0.0002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.60

13. Date of transaction

11 July 2002

14. Date company informed

11 July 2002

15. Total holding following this notification

1,915,200

16. Total percentage holding of issued class following this notification

0.2226%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly, Company Secretary

Date of Notification

11 July 2002

Friday, 5 July 2002

SCOTTISH AND SOUTHERN ENERGY PLC

APPOINTMENT OF CHIEF EXECUTIVE, CHIEF OPERATING OFFICER AND FINANCE DIRECTOR

The Board of Scottish and Southern Energy plc ('the Group') has appointed Ian Marchant, currently Finance Director, to succeed Jim Forbes as Chief Executive. Colin Hood, the Power Systems Director, has been appointed to the new post of Chief Operating Officer. Gregor Alexander, the Group's Treasurer and Tax Manager, will become Finance Director and will join the Board on taking up his appointment.

All of these new appointments will be effective from 1 October 2002. Jim Forbes will retire both as Chief Executive and as a Director on that date.

Ian Marchant joined Southern Electric in 1992 as Head of Corporate Financial Planning. He was appointed to the Board as Finance Director in 1996. He became Finance Director of Scottish and Southern Energy on its creation in 1998. Before joining Southern Electric, he worked for two years in the Department of Energy on electricity privatisation.

Colin Hood joined Southern Electric in 1990, having previously worked for Scottish Hydro-Electric. He joined the Board as Power Systems Director at the start of 2001. In his new expanded role, he will become responsible for key Group operations, including customer service, IT, retail and human resources, as well as the electricity networks, SSE Contracting and SSE Telecom.

Gregor Alexander joined Scottish Hydro-Electric in 1991 and has held a variety of senior positions in the Finance team. He was appointed Group Treasurer and Tax Manager when the Group was formed in 1998 and has played a central role in the development of the Group's financial strength.

Dr Bruce Farmer, Chairman, said:

"The management and staff of the Group have had outstanding leadership from Jim Forbes. He fully deserves his reputation as one of the best Chief Executives in the FTSE-100. Among his many achievements, he has developed a management team capable of meeting the many challenges ahead.

Ian Marchant has played a very important part, with Jim Forbes and the rest of the management team, in creating the strong company that Scottish and Southern Energy is today. He is widely recognised as the person to lead the Group in the future.

As Power Systems Director, Colin Hood has had the key role in making Scottish and Southern Energy the most efficient electricity network operator in the UK. In the much larger role of Chief Operating Officer, he will be able to deploy his undoubted management skills across many of the Group's key operations.

Gregor Alexander's important contribution to the financial management of the Group, and his excellent track record as Group Treasurer and Tax Manager, makes him ideally placed to

become Finance Director.

Scottish and Southern Energy is a financially strong and operationally efficient Group and with this management team we are very well placed to extend our track record of growth."

- ENDS -

For further information please contact:

Scottish and Southern Energy
Alan Young – Director of Corporate Communications 0870 900 0410
Denis Kerby – Investor Relations Manager 0870 900 0410

Financial Dynamics
Andrew Dowler 020 7831 3113
Fiona Meiklejohn 020 7831 3113

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 3 July 2002 that Barclays plc no longer has a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

05464

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.000003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.43

13. Date of transaction

28 June 2002

14. Date company informed

28 June 2002

15. Total holding following this notification

51,229

16. Total percentage holding of issued class following this notification

0.0060%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

2 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Marchant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Marchant

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.000003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.43

13. Date of transaction

28 June 2002

14. Date company informed

28 June 2002

15. Total holding following this notification

35,171

16. Total percentage holding of issued class following this notification

0.0041%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

2 July 2002

05524

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Colin Hood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Hood

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by the provider of the Company's All Employee Share Incentive Plan of a purchase of shares pursuant to a regular standing order instruction.

7. Number of shares / amount of stock acquired

24

8. Percentage of issued class

0.000003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.43

13. Date of transaction

28 June 2002

14. Date company informed

28 June 2002

15. Total holding following this notification

12,973

16. Total percentage holding of issued class following this notification

0.0015%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

2 July 2002

02167

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

All executive directors

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-employee Sharesave Scheme

7. Number of shares / amount of stock acquired

1,745

8. Percentage of issued class

0.0002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.49

13. Date of transaction

1 July 2002

14. Date company informed

1 July 2002

15. Total holding following this notification

1,915,586

16. Total percentage holding of issued class following this notification

0.2227%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa stroud, Assistant Company Secretary

Date of Notification

1 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

All executive directors

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-employee Sharesave Scheme

7. Number of shares / amount of stock acquired

1,940

8. Percentage of issued class

0.0002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.80

13. Date of transaction

14 June 2002

14. Date company informed

14 June 2002

15. Total holding following this notification

1,916,255

16. Total percentage holding of issued class following this notification

0.2228%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly, Company Secretary

Date of Notification

14 June 2002

NOTIFICATION UNDER SECTION 198 OF THE COMPANIES ACT 1985

The Company was notified on 5 June 2002 that Barclays plc has a notifiable interest in 27,130,088 ordinary 50p share in Scottish and Southern Energy plc being 3.16% of the issued share capital of the Company.

The shares are registered as follows:

Barclays Private Bank and Trust Ltd	528
Barclays Nikko Global Investors Ltd	203,031
Barclays Private Bank Ltd	211,424
Barclays Bank Trust Company Ltd	26,865
Barclays Capital Securities Ltd	539,199
Barclays Global Investors, NA	6,765,357
Barclays Global Investors Japan Inv	20,965
Barclays Global Investors Ltd	16,517,227
Barclays Life Assurance Co Ltd	2,076,397
Barclays Global Fund Advisors	213,063
Barclays Global Invetors Japan Trust	556,032

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Ian Marchant

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Marchant

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Announcement by PEP Manager to the Company of reinvestment of tax credit pursuant to a regular standing order instruction into a Single Company PEP

7. Number of shares / amount of stock acquired

1

8. Percentage of issued class

0.0000001%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.878

13. Date of transaction

31 May 2002

14. Date company informed

31 May 2002

15. Total holding following this notification

35,147

16. Total percentage holding of issued class following this notification

0.0041%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

4 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Jim Forbes

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jim Forbes

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Announcement by PEP Manager to the Company of reinvestment of tax credit pursuant to a regular standing order instruction into a Single Company PEP

7. Number of shares / amount of stock acquired

1

8. Percentage of issued class

0.0000001%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.878

13. Date of transaction

31 May 2002

14. Date company informed

31 May 2002

15. Total holding following this notification

76,865

16. Total percentage holding of issued class following this notification

0.0089%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

4 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Davis and Lorna Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director and Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Announcement by PEP Manager to the Company of reinvestmetn of tax credit pursuant to a regular standing order instruction into a Single Company PEP and General PEP. David Sigsworth - Single 4, General 4, Lorna Sigsworth – Single 2, General 4

7. Number of shares / amount of stock acquired

14

8. Percentage of issued class

0.000002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordianry 50p shares

12. Price per share

£6.7715

13. Date of transaction

27 May 2002

14. Date company informed

29 May 2002

15. Total holding following this notification

51,205

16. Total percentage holding of issued class following this notification

0.0059%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

30 May 2002

65444

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

All executive directors

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-employee Sharesave Scheme

7. Number of shares / amount of stock acquired

2,558

8. Percentage of issued class

0.0003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.84

13. Date of transaction

30 May 2002

14. Date company informed

30 May 2002

15. Total holding following this notification

1,917,339

16. Total percentage holding of issued class following this notification

0.2229%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

30 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Henry Casley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Henry Casley

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification by PEP manager to the Company of a reinvestment of tax credit pursuant to a regular standing order instruction into a General PEP.

7. Number of shares / amount of stock acquired

25

8. Percentage of issued class

0.000003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 50p shares

12. Price per share

£6.825

13. Date of transaction

24 May 2002

14. Date company informed

27 May 2002

15. Total holding following this notification

121,852

16. Total percentage holding of issued class following this notification

0.014%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Alex Cairncross 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Stroud, Assistant Company Secretary

Date of Notification

28 May 2002

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 27 May 2002 that Barclays plc no longer has a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

sent 28/5/0

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
3,058

8 Percentage of issued class:
0.0004%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.82

13 Date of transaction:
17 May 2002

14 Date company informed:
17 May 2002

15 Total holding following this notification:
1,918,394

16 Total percentage holding of issued class following this notification:
0.2230%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Directors

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employee Share trust run in conjunction with the All-Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
3,058

8 Percentage of issued class:
0.0004%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.88

13 Date of transaction:
3 May 2002

14 Date company informed:
3 May 2002

15 Total holding following this notification:
1,919,813

16 Total percentage holding of issued class following this notification:
0.2232%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Scottish and Southern Energy plc
Date of Announcement of Preliminary Results

Scottish and Southern Energy plc will announce its preliminary results for 2001/02 on Thursday 23 May 2002.

For further information contact:

Alan Young/Denis Kerby, Scottish and Southern Energy 0870 900 0410
Andrew Dowler/Fiona Meiklejohn, Financial Dynamics 0207 831 3113

14.08

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
7,756

8 Percentage of issued class:
0.0009%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.45

13 Date of transaction:
19 April 2002

14 Date company informed:
19 April 2002

15 Total holding following this notification:
1,921,730

16 Total percentage holding of issued class following this notification:
0.2234%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
LOW COST SHARE DEALING PROGRAMME

Scottish and Southern Energy plc ("SSE") has introduced a low cost share dealing service to shareholders with 500 or fewer shares. The programme is being run in conjunction with Georgeson Shareholder Communications Limited.

The programme will allow shareholders to either purchase additional SSE shares up to a value of £5,000 or sell their entire holding.

The programme commences on 16 April 2002 and is available until 31 May 2002.

The share price is determined by the market price on the day following the validated request by a shareholder for purchase or disposal.

SSE has authorised this programme, in response to requests from shareholders, as an opportunity to shareholders for the economic increasing or realisation of shareholdings.

Programme helpline	0800 096 4291
Scottish and Southern Energy plc	
Ailsa Stroud - Assistant Company Secretary	01738 455152
Denis Kerby - Investor Relations Manager	01738 455118
Georgeson Shareholder Communications Limited	
Justin Reynolds	0207 335 8722

NNNN

Announcement File : C:\DIPS\050402

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
928

8 Percentage of issued class:
0.0001

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.72

13 Date of transaction:
5 April 2002

14 Date company informed:
5 April 2002

15 Total holding following this notification:
1,924,843

16 Total percentage holding of issued class following this notification:
0.2238%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN